April 19, 2011

Division of Corporation Finance
United States Securities and Exchange Commission
Washington, D.C. 20549
Attention: Mr. John Reynolds and Mr. David Link

Re:	Asia Green Agriculture Corporation
Amendment No. 5 to Registration Statement on Form S-1
Filed March 22, 2011
File No. 333-169486
Form 8-K/A filed March 22, 2011
File No. 000-53343

Ladies and Gentlemen:

          On behalf of our client, Asia Green Agriculture Corporation, formerly known as SMSA Palestine Acquisition Corp. (the “Company”) and in response to the Staff’s comments, we are filing an amended registration statement on Form S-1 and an amended Form 8-K. The amended registration statement and Form 8-K have been marked to indicate changes from the previous Form S-1/A filed on March 22, 2011 and Form 8-K/A filed on March 22, 2011, respectively.

          The Company has responded to the Staff’s comment letter dated April 11, 2011 either by revising the registration statement and/or Form 8-K to comply with the comments, or by providing an explanation if the Company has not revised the registration statement and/or Form 8-K.

          The Company’s response to the Staff’s comments are as follows (the numbered paragraphs below correspond to the numbered paragraphs of the Staff’s comment letter, and, unless otherwise indicated, the page number references related to the marked version of the enclosed registration statement):

          Amendment No. 5 to Registration Statement on Form S-1

Competition, page 33

1. Please identify the competitor that “likely has greater resources than [you] do” as referenced in your added disclosure on page 33.

          In response to the Staff’s comment, the Company has revised the registration statement on page 33 to add the requested disclosure.

Corporate Structure and History, page 39
Our Corporate History, page 39

2. We note your supplemental response and partially reissue comment six of our letter dated March 9, 2011. Please revise your disclosure in this section to discuss the manner in which the trust agreement was used to comply with Chinese law and to include the information in your supplemental response that no consideration was paid in connection with the termination of the trust agreement. Please note that we consider the trust agreement and the transactions leading up to your current corporate structure to be material due to the material risk of PRC regulatory agencies challenging or invalidating such structure or transactions. In this regard, we note your risk factors and other similar disclosure noting this risk.

Mr. John Reynolds and Mr. David Link
U.S. Securities and Exchange Commission
Division of Corporation Finance
April 19, 2011

          In response to the Staff’s comment, the Company has revised the registration statement on page 39 and on page 41 to add the requested disclosure.

Executive Compensation, page 60

3. We note your revised disclosure in response to comment seven of our letter dated March 9, 2011. For the sake of clarity, please provide the salary information added to the third paragraph of this section in US dollars, in addition to or instead of RMB, so that it coincides with the disclosure in the summary compensation table.

          In response to the Staff’s comment, the Company has revised the registration statement on page 60 to add the requested disclosure.

Exhibits

4. We note the additional agreements you now describe on page 52. We are unable to locate the corresponding exhibits filed pursuant to Item 601 of Regulation S-K. Please advise or file such agreements with the next amendment to your registration statement.

In response to the Staff’s comment, the requested agreements have been filed as exhibits to the registration statement.

Form 8-K/A filed March 22, 2011

5. Please revise the Form 8-K to conform to any changes made as a result of our comments above, as necessary.

In response to the Staff’s comment, the Company has made conforming changes to the Form 8-K as requested.

Mr. John Reynolds and Mr. David Link
U.S. Securities and Exchange Commission
Division of Corporation Finance
April 19, 2011

* * *

          We greatly appreciate the Staff’s cooperation in reviewing the enclosed draft. If you have any questions regarding either the enclosed draft or the proposed transaction, please call Jamie Mercer in San Diego, 858.720.7469 (office) or 619.863.3341(mobile), or Don Williams in Shanghai, +86(21)2321.6018 (office) or +86.1361.182.3710 (mobile).

          If the Staff has further comments, please kindly fax them to Jamie Mercer at 858.523.6705.

Sincerely,

/s/ Don S. Williams
Don S. Williams

Enclosures

cc:	Mr. Zhan Youdai

Mr. Tsang Yin Chiu Stanley

Mr. Jamie Mercer

Mr. Alfred Chung